Mail Stop 3720

      April 26, 2006


Via U.S. Mail


Mr. Emil Hensel
Chief Financial Officer
Cross Country Healthcare, Inc.
6551 Park of Commerce Blvd., N.W.
Boca Raton, FL 33487

	RE:	Cross Country Healthcare, Inc.
      Form 10-K for the Year ended December 31, 2005
		Filed March 9, 2006
		File No. 000-33169

Dear Mr. Hensel:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2005

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies, page F-11

Goodwill and Other Identifiable Intangible Assets

1. With a view towards disclosure in future filings, explain to us your identification of reporting units for purposes of testing goodwill for impairment. Refer to paragraph 30 of SFAS No. 142.

Revenue Recognition

2. Tell us and disclose, in detail, the nature of your staffing services such as travel contract nurses, mobile contract nurses (employees on hospital payroll), per diem nurses, clinical trials and allied health staffing, and the earning processes with respect to each type of staffing arrangement.
3. With a view towards disclosure, explain to us your consideration of the guidance in EITF 99-19 when determining whether staffing revenues should be reported on a net basis or on a gross basis. Please address each type of staffing arrangement with your clients and nursing staff such as the use of subcontractors, travel contract nurses, mobile contract nurses (employees on hospital payroll), per diem nurses, clinical trials and allied health staffing etc.
4. Tell us and disclose your accounting policy for out of pocket expense reimbursements. Refer to EITF 00-14.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

Cross Country Healthcare, Inc.
April 26, 2006
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